[Letterhead of LeClairRyan, A Professional Corporation]
April 15, 2009
By EDGAR
Kathryn McHale, Esq.
Staff Attorney
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:   Fauquier Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 9, 2009
File No. 000-25805
Dear Ms. McHale:
     In response to the comments set forth in your letter dated April 14, 2009 with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Fauquier Bankshares, Inc., we submit on behalf of the company the following supplemental responses and summary of revisions in a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), which the company is filing with this letter.
     For your convenience, the text of the staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to the Revised Proxy Statement.
PREC14A filed April 9, 2009
General
1.	Please provide a background discussion of the contacts, if any, the company has had with Mr. William E. Sudduth and his shareholder group (collectively, the “Sudduth Group”) during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company’s board of directors responded to contacts made by the Sudduth Group and if material, the specifics of any discussions between the parties.

In response to the staff’s comment, the requested revisions have been made on pages 6 and 41. The revised disclosure provides full information on the contacts the company has had with the Sudduth Group and another shareholder concerning the election of directors at the Annual Meeting. No other shareholders have contacted the company regarding the election of directors.

Kathryn McHale, Esq.
April 15, 2009

2.	We note your disclosure under the heading “Voting Securities” that the company’s board of directors “unanimously rejects” the nominations from the Sudduth Group. Please explain why the company’s board of directors unanimously rejects the Sudduth Group’s board nominees.

In response to the staff’s comment, the company has revised the disclosure on page 1 and has provided additional disclosure on the position of the company’s board of directors with respect to the Sudduth Group’s board nominees on pages 6 and 41.

3.	Revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

In response to the staff’s comment, the requested revisions have been made on the cover letter of the proxy statement as well as the form of proxy.

4.	Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d) of Regulation 14A.

In response to the staff’s comment, the requested revision has been made on page 4.
Solicitation and Voting of Proxies, page 1
5.	We note your disclosure indicating that the proxies may be solicited by “mail, electronic mail, telephone, fax or personal interviews.” Please also tell us whether the company plans to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that the company will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

The company does not plan to solicit proxies via Internet chat rooms. The company confirms that it will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

6.	We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or electronic mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The staff’s comment is noted, and the company is so advised and confirms its understanding of the comment.

Kathryn McHale, Esq.
April 15, 2009

Proposal 1 — Election of Class I and Class III Directors, page 2-4
7.	We note your disclosure regarding Virginia law requirements that directors appointed to the board of directors in between meetings of the shareholders must stand for election at the next annual meeting of shareholders. Please supplement the disclosure to explain the circumstances resulting in Mr. Graap’s appointment in between last year’s and this year’s meeting and the availability of an additional Class III director slot for which Mr. Lawrence has been nominated. Also, disclose the authority (i.e., bylaws or state law) upon which the board is relying to include Mr. Lawrence as a Class III director instead of a Class I director.

In response to the staff’s comment, the requested revision has been made on page 2.

8.	We note that it is your intention to vote for the election “of such other person or persons” in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

In response to the staff’s comment, the disclosure referenced in the comment has been deleted. Please also be advised that in the event the company learns, after the mailing of its definitive proxy statement, that any board nominee is unable to serve as a director, there will be no substitute nominee proposed or nominated at the Annual Meeting.
Security Ownership of Certain Beneficial Owners and Management, page 30
9.	Please include the soliciting group in the table. Refer to Schedule 13D filed by the group on April 7, 2009.

In response to the staff’s comment, the requested revision has been made on page 30.
Form of Proxy Card
10.	We note your disclosure in the form of proxy that “If any other business is presented at the Annual Meeting, including whether or not to adjourn the meeting, this proxy will be voted by the proxy holders in their best judgment.” (Emphasis Added). If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please not that pursuant to Rule14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the voting procedures information required pursuant to Item 21 of Schedule 14A.

Kathryn McHale, Esq.
April 15, 2009

In response to the staff’s comment, revisions have been made on the notice page and on the form of proxy card. The adjournment of the meeting is not intended as a means for soliciting additional proxies.
* * * * *
     Please contact me at 804-343-4079, or George P. Whitley at 804-343-4089, should you require further information of if you have any questions.

Sincerely,
/s/ Scott H. Richter
Scott H. Richter

Enclosures
cc:    Eric Envall, Esq.
Perry Hindin, Esq.
Dan Duchovny, Esq.
Mr. Randy K. Ferrell
Mr. Eric P. Graap
George P. Whitley, Esq.